PUTNAM INVESTMENTS, INC. PROFIT SHARING
 RETIREMENT PLAN

 FINANCIAL STATEMENTS FOR THE YEARS ENDED
 DECEMBER 31, 1997 AND 1996 AND
 SUPPLEMENTAL SCHEDULES AS OF AND FOR THE
 YEAR ENDED DECEMBER 31, 1997
 AND INDEPENDENT AUDITORS' REPORT


PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN

TABLE OF CONTENTS


                                                               PAGE

INDEPENDENT AUDITORS' REPORT                                     1

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1997 AND
1996:

 Statements of Net Assets Available for Benefits                 2

 Statements of Changes in Net Assets Available for Benefits      3

 Notes to Financial Statements                                 4-11

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31,
1997:

 Item 27a - Schedule of Assets Held for Investment Purposes    12-13

 Item 27d - Schedule of Reportable Transactions                  14


Schedules required under the Employee Retirement Income Security
Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which the schedules are required.










INDEPENDENT AUDITORS' REPORT


To the Trustees of
 Putnam Investments, Inc.
 Profit Sharing Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Putnam Investments, Inc. Profit Sharing Retirement Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's Trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the Plan's net assets available for benefits as of December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's Trustees. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.





March 27, 1998









PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS


1. DESCRIPTION OF THE PLAN

   The following description of Putnam Investments, Inc. Profit Sharing Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan's provisions.

   GENERAL - The Plan, as amended and restated January 1, 1989, is a defined contribution plan sponsored by Putnam Investments, Inc. and its subsidiaries (the "Company") for the benefit of its employees and is intended to qualify as a profit-sharing plan under Section 401(a) of the Internal Revenue Code (the "Code") and to constitute a qualified cash or deferred arrangement under
   Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   INVESTMENT PROGRAMS - The Plan allows each participant to elect to have employer contributions and reallocated forfeitures invested in one or more of the following authorized investment vehicles:

   (1) Any one or a combination of the open-end management investment companies, excluding tax-exempt income funds, for which a subsidiary of Putnam Investments, Inc. acts as an investment adviser.

   (2) Prior to January 1997, any one or a combination of contracts with insurance companies which guarantee principal and interest at a fixed rate. Subsequent to January 1997, the only GIC product offered is the PFTC Stable Value Fund.

   (3)  Marsh & McLennan Companies, Inc. common stock (Marsh &
     McLennan Companies, Inc. is the parent Company of Putnam
     Investments, Inc.).

   (4) Other investment options approved by the Board of Directors of Putnam Investments, Inc., the Trustees of the Plan, and the Chief Executive Officer of Marsh & McLennan Companies, Inc. There were no investments in this option at December 31, 1997 or 1996.

   Employer contributions and forfeitures must generally be allocated with apportionments to be no less than 1% per investment.

   Participants may also elect to have their voluntary contributions invested in any one or more of the authorized investments noted above in (1), (2), (3) and (4), with apportionments to be at least 1% to any one investment.

   With proper notification, participants may elect to change their investment in either their participation or voluntary accounts up to once a day. Prior to April 1, 1997, the limit was twice during a fiscal quarter, not to exceed six investment changes per year.



   1. DESCRIPTION OF THE PLAN (CONTINUED)

   CONTRIBUTIONS - The Plan covers substantially all of the employees of the Company who have adopted the Plan. Employer contributions are determined at the discretion of each company's Board of Directors. Contributions may not exceed the amount permitted as a deduction under the applicable provisions of the Code. Employer contributions, by company, for 1997 and 1996 were as follows:



   Voluntary employee contributions are accepted within certain limits as defined in the Plan. Participants making contributions are not allowed to withdraw any appreciation on such contributions before termination of employment, but may withdraw their contributions, subject to certain restrictions. Employee contributions, by company, for 1997 and 1996 were as follows:



   FORFEITURES - Forfeitures of invested employer contributions are reallocated among the remaining eligible participants one year after the fiscal year in which the forfeitures occur.
   Reallocation of forfeitures amounted to $1,097,096 in 1997 and $163,450 in 1996.

   PARTICIPANT ACCOUNTS AND VESTING - The Plan provides that the market value of investments in participant accounts shall be determined each business day. Unrealized appreciation or depreciation, equal to the difference between actual cost and the quoted market price of the investments at the applicable valuation date, is recognized in determining the value of each fund. The change in unrealized appreciation or depreciation, investment income received and realized gains or losses on investments sold or distributed are allocated to participants' accounts based on each participant's proportionate interest in the investment.

   Employer contributions and forfeitures are allocated annually based on a uniform percentage of eligible earnings per participant. This percentage was 15% in 1997 and 1996.



   1. DESCRIPTION OF THE PLAN (CONTINUED)

   PARTICIPANT ACCOUNTS AND VESTING (CONTINUED) - An employee is eligible to become a participant under the profit-sharing portion of the Plan upon the completion of twelve months of continuous service. An employee is eligible to become a participant in the salary deferral portion of the Plan upon commencement of employment. A participant must be employed on the last day of the Plan's fiscal year (December 31) to be eligible for their portion of the employer's contribution for that year. The vesting of participants, other than voluntary and rollover contributions, is as follows:



   Participants are automatically fully vested in their voluntary and rollover contributions.

   Distributions are based on the vested portion of the participant's account valuation as of the liquidation date coinciding with or following the next valuation date after the individual ceases to be a participant. Such distributions are made within a reasonable period after the individual ceases to be a participant, but not later than sixty days after the close of the fiscal year. The Plan generally allows terminated participants to maintain their accounts in the Plan, but such accounts do not share in contributions and forfeiture reallocations. The value of these accounts will continue to be determined each business day.

   SALARY SAVINGS CONTRIBUTIONS - It is the intention of the Trustees of the Plan (the "Trustees") that the salary deferral portion of the Plan be qualified under Section 401(k) of the Code. The terms of the salary savings agreement provide that the participants' earnings contribution to the Plan will be deducted from their payroll, and that the employer shall contribute this amount to the Plan on behalf of the participants. Investments into the various investment vehicles are at the discretion of the participant. The market value of assets relating to the salary savings program at December 31, 1997 and 1996 was $46,308,861 and $33,210,484, respectively.

   LOANS - Upon the approval of the Loan Committee, appointed by the Plan Administrator, participants of the Plan may borrow from their accounts, to alleviate financial need as defined by the Plan, an amount which, when added to all other loans to the participant, would not exceed the lesser of (1) a maximum borrowing limit of $50,000 or (2) 50% of the vested balance of the participant's account. All loans shall be secured by the participant's account and will be repaid through payroll deductions according to a fixed repayment schedule which includes interest at a rate consistent with area lending institutions' personal loan rates from January 1, 1997 through March 31, 1997. Effective April 1, 1997, the interest rate charged is equal to the prime rate at the time the loan originated. Loans outstanding at December 31, 1997 and 1996 were $5,818,327 and $2,700,345, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   METHOD OF ACCOUNTING - The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Investment transactions are recorded on the trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.



   2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   INVESTMENT VALUATION - Investments in equity securities and mutual funds are stated at fair value as determined by quoted market prices based on the last reported sales prices, or the reported net asset value per share on the last business day of the plan year. Investments in insurance contracts are stated at contract value (cost plus accrued interest), which approximates fair value. Participant loans are recorded at cost which approximates market value.

   ADMINISTRATIVE EXPENSES - Expenses of the Plan have been paid by the Company, but such payment is at their discretion.

   BENEFITS - Benefits to participants are recorded when paid.

   ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. INVESTMENTS

   Investments that represent 5% or more of total plan assets at December 31 are as follows:



   The Plan's Funds are invested in the following investment vehicles that represent 5% or more of total plan assets:

     PUTNAM VOYAGER FUND - Funds are invested primarily in equity securities of companies which, in the opinion of the Fund's investment manager, have potential for capital appreciation significantly greater than that of the market averages.

     PUTNAM NEW OPPORTUNITIES FUND - Funds are invested in equity securities of companies which, in the opinion of the Fund's investment manager, possess above-average, long-term growth potential.

     THE PUTNAM FUND FOR GROWTH AND INCOME - Funds are invested primarily in equity securities that offer potential for both capital growth and current income.

     PUTNAM MONEY MARKET FUND - Funds are invested in various types of high quality money market instruments.



   3. INVESTMENTS (CONTINUED)

     THE GEORGE PUTNAM FUND OF BOSTON - Funds are invested in a diversified list of securities including equity securities, fixed-income securities, and negotiable instruments that offer potential for both capital growth and current income.

     PUTNAM FIDUCIARY TRUST CO. STABLE VALUE FUND - Collective investment trust which invests primarily in high quality annuity (or similar) contracts issued by insurance companies and certificates of deposit (or similar contracts) issued by banks. In addition, to provide liquidity, a portion of the Fund's assets are invested in high quality money market investments. The Fund is a component of the Guaranteed Investment Products category.

     PUTNAM OTC EMERGING GROWTH FUND - Funds are invested primarily in equity securities of small- to medium-sized "emerging growth" companies traded in the over-the-counter ("OTC") market, which in the opinion of the Fund's investment manager have potential for capital appreciation significantly greater than that of the market averages.

   During 1997 and 1996, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $20,561,744 and $10,817,549, respectively, as follows:



4. PLAN TERMINATION

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

5. SUBSEQUENT DISTRIBUTIONS

   At December 31, 1997 and 1996, terminated employees had requested distributions of the vested portion of their accounts totaling $637,652 and $1,757,531, respectively. The sources of these distributions by investment type are as follows:





   6. TAX STATUS OF THE PLAN

   The Plan obtained its latest determination letter on March 29, 1996 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

7. FUND INFORMATION

   Investment income, contributions, and benefits paid to participants for the years ended December 31, 1997 and 1996 are as follows:


7. FUND INFORMATION (CONTINUED)



                                   * * * * * *